Confidential

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)
Response to the Staff’s Comments on
Amendment No. 1 to Draft Registration Statement on
Form F-1 Confidentially Submitted on October 28, 2019

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 15, 2019 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on October 28, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

Risks Related to the ADSs and this Offering

ADSs holders may not be entitled to a jury trial..., page 47

1.

Please enhance this risk factor to discuss the risks that the jury waiver provision may result in increased costs to bring a claim, limited access to information and other imbalances of resources between the company and ADS holders, and limits on the ADS holders’ ability to bring a claim in a judicial forum that they find favorable. In addition please include a risk factor similar to this one relating to the deposit agreement’s arbitration provision; this risk factor should discuss, among other things, the risks relating to and enforceability of such provision.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

December 18, 2019

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 85

2.

We note your disclosures on pages 88 and 89 regarding how you determine the grant date fair value of the ordinary shares underlying your share-based compensation awards. Please tell us the grant date fair value of the ordinary shares underlying each share-based compensation award you have made within the last twelve months. We may have additional comments after reviewing your response.

The Company respectfully advises the Staff that within the last twelve months, the Company granted options to purchase its ordinary shares to certain of its directors, executive officers, employees and consultants on multiple occasions. The following table sets forth the fair value of the Company’s ordinary shares estimated at each grant date with the assistance from an independent valuation firm:

Grant Date	Class of Shares	Fair Value of Ordinary Shares
December 18, 2018	Ordinary shares	RMB32.104 (equivalent to US$4.657)(1)
January 1, 2019(2)	Ordinary shares	RMB32.187 (equivalent to US$4.681)(1)
August 23, 2019	Ordinary shares	US$5.322(3)
September 1, 2019	Ordinary shares	US$5.140(3)

(1)

The translation of Renminbi into U.S. dollars was made at RMB6.8939 to US$1.00 and RMB6.8755 to US$1.00, the noon buying rate on December 18, 2018 and December 28, 2018, respectively, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)

On January 1, 2019, the Company removed the service condition and accelerated vesting for the 243,032 options granted to a former executive upon the termination of her employment relationship with the Company. The fair value of ordinary shares underlying such modified awards was RMB32.187 (equivalent to US$4.681).

(3)	The difference in the fair value between August 23, 2019 and September 1, 2019 was due to fluctuations in exchange rates.

Jurisdiction and Arbitration, page 170

3.

Please enhance your description of the exclusive forum and arbitration provisions to provide further detail regarding their mechanics and scope. In addition, please disclose whether each provision applies to claims under the U.S. federal securities laws. In this regard, we note that (i) Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and (ii) it is unclear what your statement that “the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts” is intended to mean. If either provision does not apply to actions arising under the U.S. federal securities laws, please ensure that the prospectus disclosure and such provisions in the deposit agreement state this clearly. If you do not amend the agreement to state this, please tell us how you will make future investors aware of either provision’s limited applicability. If either provision does apply to claims under the U.S. federal securities laws, please note that we may have further comment upon reviewing your response and revised disclosure.

December 18, 2019

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Revised Draft Registration Statement.

Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

Consolidated Statements of Comprehensive Loss, page F-5

4.

We note you revised the number of shares used in the computation of basic and diluted earnings along with revising the number of ordinary shares outstanding presented on the face of your balance sheet. You disclose in Note 1 on page F-9 that on August 23, 2019 you issued 24,475,310 ordinary shares, which included 9,502,550 ordinary shares issued but deemed not outstanding and held by your share-based payment trust. It appears that the revisions to your financial statements relate to the 9.5 million shares issued to your share-based payment trust. We have the following comments:

•	Please tell us why the 9.5 million shares issued to your share-based payment trust were included in your calculation of outstanding ordinary shares in the previous draft of your filing.

The Company respectfully advises the Staff that as disclosed on page F-9 in Note 1 of the Company’s consolidated financial statements, the Company has retrospectively applied the effect of the Restructuring to all periods presented because the reorganization was accounted for under common ownership, in a manner similar to a pooling of interests. Accordingly, all 24,475,310 ordinary shares issued upon the Restructuring including the 9,502,550 ordinary shares issued to the share-based payment trust were included in our calculation of outstanding ordinary shares, as if the shares were outstanding for all periods presented, in the previous draft of our filing because these shares were issued and outstanding from a legal perspective. However, as explained in our responses below, the Company further evaluated the rights and obligations attached to these ordinary shares and believes that the 9,502,550 ordinary shares are not considered in substance outstanding from an accounting perspective and revised the number of ordinary shares outstanding presented on the face of the balance sheet as well as the resulting loss per share accordingly. Management assessed the impact of the change in accordance with SAB Topic 1:M and 1:N below and concluded the change is immaterial and therefore did not make related disclosure in the second draft of the filing.

•

Please tell us why you now believe these shares should not be deemed outstanding under US GAAP. In doing so, tell us more about the rights and obligations your share-based payment trust has with regards to these shares, including but not limited to whether it can vote for these shares, whether it can receive any dividends declared for these shares, and describing the trust’s role in the conveyance of these shares to others.

December 18, 2019

The Company respectfully advises the Staff that as disclosed in Note 24 and Note 22 – Subsequent Event on pages F-49 and F-76 of the consolidated financial statements, in connection with the Restructuring, the Company’s shareholders and Board of Directors approved the 2019 Share Incentive Plan (the “2019 Plan”), pursuant to which the maximum aggregate number of shares which may be issued under the 2019 Plan shall be 9,502,550 ordinary shares, representing 19.55% of the total issued shares of the Company on an as-converted basis as of the date of adoption of the 2019 Plan, to the Company’s senior management, employees, and other individuals (collectively, the “Participants”).

The Company’s share-based payment trust holds these shares for the benefits of the Company and Participants thereunder. Pursuant to the trust deed of the share-based payment trust, prior to the options being exercised and the corresponding ordinary shares being issued to the Participants, neither the trustee of the share-based payment trust nor the Participants have the voting rights attached to these ordinary shares unless otherwise directed by the Company’s Board of Directors, its authorized committee or an authorized representative of the Company. Further, neither the trustee of the share-based payment trust nor the Participants are entitled to receive any dividends declared for these ordinary shares before the options are exercised. As such, the Company respectfully advises the Staff that the rights and obligations in relation to the 9,502,550 ordinary shares issued to the share-based payment trust, or Quhuo Holding (BVI) Limited (the “Quhuo Trust”) are retained by the Company, and hence, are not deemed outstanding from an accounting perspective.

The Company further respectfully advises the Staff that upon the satisfaction of vesting conditions and the exercise of options by the Participants, the corresponding ordinary shares and underlying rights and obligations will be transferred to such Participants at the instruction of the Company’s Board of Directors.

•

Please provide us with your analysis of whether this change represents the correction of an error in your financial statements. If so, please tell us how you considering treating this correction of a misstatement as a restatement by having your auditors reference the restatement in their audit opinion, labeling the affected financial statements as restated, and providing the disclosures required by ASC 250-10-50-7 through 50-9. Also see SAB Topics 1:M and 1:N.

The Company respectfully acknowledges the Staff’s comment and has evaluated the error within the context of SEC SAB 1:M and 1:N and ASC 250, Accounting Changes and Error Correction. Management has assessed, using both quantitative and qualitative factors, the impact of the error on the previously filed financial statements. Based on the analysis below, management has concluded that the error to the number of weighed average ordinary shares outstanding and resulting impact on the loss per share is immaterial to the consolidated financial statements taken as a whole for the years ended December 31, 2017 and 2018. Outlined below is a summary of this materiality analysis that has been prepared by management:

December 18, 2019

Materiality analysis

Staff Accounting Bulletin No. 99

The SEC’s Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) states that a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. In addition, SAB 99 also states that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality” and that the factual context in which the user of financial statements would view the financial statement item must also be evaluated. There are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors and there may also be situations where a quantitatively small error could be considered material. Both the Staff and Financial Accounting Standards Board, in their guidance and pronouncements, have consistently emphasized the need for the consideration of qualitative factors in an assessment of materiality.

In a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test set forth by the U.S. Supreme Court of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.

Based on discussion with investors and potential investors in connection with the proposed initial public offering (“IPO”), the management of the Company learned that investors did not regard earnings per share (“EPS”) within the pre-IPO periods as a meaningful measure since the number of outstanding ordinary shares will be significantly changed upon the completion of the proposed IPO as a result of the conversion of the preferred shares into ordinary shares. The meaningful financial measures to the users of the Company’s financial statements for the periods prior to the proposed IPO include revenue, gross profit, operating income, EBITDA and cash flows from operating activities, which were not impacted by the error. When the Company was introduced to the potential investors, these measures were highlighted by the Company and were the focus of the discussion throughout its presentation to potential investors. Therefore, the Company believes that the corrected presentation of basic and diluted EPS, is not particularly relevant to the decisions of investors.

The following analysis considers both quantitative and qualitative factors in assessing materiality of the error in the calculation of loss per share on the Company’s consolidated financial statements.

Quantitative analysis

The Company’s quantitative review considered the impact of the error in calculating basic and diluted loss per share and the weighted shares outstanding for the relevant periods, which is shown in the following tables:

	FY2017	FY2018
Numerator: (RMB in thousands)
Net loss—basic and diluted (as reported)	(13,969)	(42,614)

Denominator:
Weighted average shares outstanding (as previously reported)	24,475,310	24,475,310
Weighted average shares outstanding (as revised)	14,972,760	14,972,760

Loss per share—basic and diluted (as previously reported)	(0.57)	(1.74)
Loss per share—basic and diluted (as revised)	(0.93)	(2.85)

Change in loss per share – basic and diluted	0.36	1.11

December 18, 2019

While the Company recognizes that the differences in the corrected shares outstanding and the loss per share amounts appear to be quantitatively significant relative to the reported shares outstanding and loss per share amounts, the Company does not believe that these differences would be considered material to the Company’s shareholders and investors as further elaborated below. Furthermore, we do not believe our lenders rely on our loss per share amounts. As noted above, the reported net loss was not impacted by the error. In addition, no other measure reported on the face of the financial statements was impacted by the error for the years ended December 31, 2018 and 2017.

Qualitative analysis

The Company also analyzed the impact of the error from a qualitative perspective. In doing so the Company considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of this error on its users of its financial statements.

With respect to the overall qualitative criteria listed in SAB 99, the Company concluded the following:

•

The error did not have any impact on, nor mask a change in, the loss trend, operating results trend, non-GAAP performance measures, or other trends in any pre-IPO historical period. The Company was generating losses for both 2017 and 2018 and the loss per shares increased from 2017 to 2018. The corrected loss per share reflects the same pattern.

•

There are no analysts’ consensus expectations for the Company during the pre-IPO process. In addition, the error is not expected to influence on the economic decision of the user of the financial statement as the Company is an emerging growth company (“EGC”), is in its pre-IPO stage and was loss-making for both periods presented. Users of the financial statements of EGCs would generally accept a loss position in pre-IPO periods and evaluate performance based on the Company’s trends.

•	The error did not have any impact on compliance with any regulatory requirements.

•	The error did not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The error did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation.

December 18, 2019

•	The error did not involve the concealment of an unlawful transaction or represent any indicators of fraud.

In addition, the Company considered the following specific qualitative factors:

•

The error had no impact on the Company’s consolidated balance sheet for the years ended December 31, 2018 and 2017. Other than with respect to the shares outstanding and loss per share, the error had no impact on the Company’s consolidated statements of comprehensive loss, changes in shareholders’ deficit or cash flow for the periods ended December 31, 2018 and 2017.

•

The presentation of the ordinary shares outstanding as well as the calculation of loss per shares for 2017 and 2018 were retrospectively adjusted to reflect the effect of the 2019 Restructuring in connection of proposed IPO, which has not been completed as of the date of this response. The Company disclosed the net loss attributable to the ordinary shares and disclosed the details respect to the number of total 24,475,310 ordinary shares issued including 9,502,550 ordinary shares issued to share-based payment trust in connection of the Restructuring. Moreover, the information related to the number of shares held by the Company’s share-based payment trust and the rights attached to the trust were properly disclosed in the Company’s consolidated financial information and the Form F-1 submitted in its first confidential filing. Therefore, users of the Company’s financial statements had sufficient access to all the relevant information necessary to both identify the differences in the loss per share calculation methodology that the Company used and to recast the reported shares outstanding and loss per share based on the correct methodology if they considered it important for their analysis.

Conclusion

In considering all the relevant quantitative and qualitative factors above, the Company and its auditor determined the impact of this error to our consolidated financial statements for the years ended December 31, 2018 and 2017 is immaterial and the judgement of a reasonable investor relying upon the Company’s financial statements would not be changed or influenced by the revision of the number of ordinary shares outstanding and loss per share for the relevant periods. As such, the Company has determined that the disclosure in accordance with ASC 250-10-50-7 through 50-9 is not required.

Note 1. Organization, Consolidation and Principal Activities, page F-9

5.

We note from your response to comment 13 that the Restructuring is accounted for as a transaction between entities under common ownership because Beijing Quhuo’s shareholders and their respective shareholdings in Beijing Quhuo immediately before the Restructuring are identical to the Company’s shareholders and their respective shareholdings immediately after the Restructuring. As previously requested, please tell us the applicable ownership percentages held by each equity owner for each entity immediately before and after the Restructuring to support your determination with respect to identical common ownership. Please also tell us whether the shareholders of Beijing Quhuo immediately before the Restructuring owned and/or controlled its subsidiaries from the date each such subsidiary was acquired, as disclosed in Note 1 on page F-10, and also immediately before and after the Restructuring. If not, please tell us in reasonable detail when those Beijing Quhuo shareholders acquired control of each of Beijing Quhuo’s subsidiaries.

December 18, 2019

The Company respectfully advises the Staff that the corporate structures of the Beijing Quhuo and the Company immediately before and after the Restructuring are illustrated as below:

Immediately before the Restructuring

*

Others refer to all other companies with minimal operations or dormant companies within the Group. The above diagram illustrates our principle subsidiaries with simplified structure for other entities.

**

Ordinary shares reserved for the 2017 Share Plan were issued to Ningbo Maiken Investment Management Enterprise (Limited Partnership). The rights and obligations in relation to these equity interests were retained by Beijing Quhuo.

Immediately after the Restructuring

December 18, 2019

*

Others refer to all other companies with minimal operations or dormant companies within the Group. The above diagram illustrates our principle subsidiaries, our VIE and its subsidiaries with simplified structure for other entities.

**

From June to July 2019, the Company incorporated Quhuo Investment Limited, Quhuo Technology Investment (Hong Kong) Limited, and Beijing Quhuo Information Technology Co., Ltd., or WFOE, all of which are investment holding companies established to facilitate the Restructuring.

***	Ordinary shares reserved for the 2019 Plan were issued to Quhuo Trust. The rights and obligations in relation to these ordinary shares are retained by the Company.

The applicable ownership percentages held by each equity owner of Beijing Quhuo and the Company immediately before and after the Restructuring are summarized as below:

Immediately before the Restructuring		Immediately after the Restructuring
Equity owners of Beijing Quhuo (“Onshore Shareholders”)	Ownership percentage (on a fully- diluted basis)	Equity owners of the Company (“Offshore Shareholders”)	Ownership percentage (on a fully-diluted basis)
Lili Sun (spouse of Leslie Yu)	12.95%	LESYU Investment Limited (2)	12.95%
Shuyi Yang	12.58%	YGS Investment Limited (2)	12.58%
Zhen Ba	4.86%	BZB Investment Limited (2)	4.86%
Tongtong Li	0.41%	Wanquan Investment (BVI) Limited (2)	0.41%
Ningbo Maiken Investment Management Enterprise (Limited Partnership)	19.55%	Quhuo Trust (1)	19.55%

Total equity ownership held by ordinary shareholders	50.35%	Total equity ownership held by ordinary shareholders	50.35%

ClearVue YummyExpress Holdings, Ltd.	7.44%	ClearVue YummyExpress Holdings, Ltd.	7.44%
SBCVC AIDI Company Limited	1.89%	SBCVC Fund IV, L.P. (1)	1.89%
Fusi Irvine L.P.	1.23%	Fusi Irvine L.P.	1.23%
Delta Electronics Capital Company	0.92%	Delta Electronics Capital Company	0.92%

December 18, 2019

Beijing Baidu Network Technology Co., Ltd	12.24%	Baidu Online Network Technology (Beijing) Co., Ltd (1)	12.24%
Shanghai iStart Venture Enterprise (Limited Partnership)	4.89%	iStart Venture Limited (2)	4.89%
Ningbo Softbank Tianwei Venture Investment Enterprise (Limited Partnership)	9.78%	SBCVC Fund IV, L.P. (1)	9.78%
Gongqingcheng ErHong Investment Management Enterprise (Limited Partnership)	4.00%	Beijing ErQu Management Consultant LLP (2)	4.00%
CDIB Private Equity (Fujian) Enterprise (Limited Partnership)	4.15%	CDIB Private Equity (Fujian) Enterprise (Limited Partnership)	4.15%
Shanghai Zhongnan Capital Co., Ltd.	3.11%	Zhongnan Capital (Hong Kong) Limited (2)	3.11%

Total equity ownership held by preferred shareholders	49.65%	Total equity ownership held by preferred shareholders	49.65%

Total	100.00%	Total	100.00%

(1)	The Onshore Shareholders and Offshore Shareholders are wholly controlled by the same shareholder.
(2)	The Offshore Shareholders are wholly controlled by the respective Onshore Shareholders.

In addition, each of Beijing Quhuo’s principal subsidiaries and other entities as shown on the above two group charts have been controlled by Beijing Quhuo since its incorporation or acquisition date. The shareholdings in these principal subsidiaries remained the same since their incorporation or acquisition date, as well as immediately before and after the Restructuring.

Based on the above, the Company respectfully advises the shareholdings structure in Beijing Quhuo and the Company are identical immediately before and after the Restructuring. Further, the shareholdings structure in Beijing Quhuo’s subsidiaries, both subsidiaries established by Beijing Quhuo and subsidiaries acquired externally, were controlled by Beijing Quhuo with identical shareholdings immediately before and after the Restructuring. As such, the Restructuring was accounted for a transaction between entities under common ownership, in a manner similar to a pooling of interests.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

December 18, 2019

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP